

December 17, 2019

Craig Courtemanche
President and Chief Executive Officer
Procore Technologies, Inc.
6309 Carpinteria Avenue
Carpinteria, California 93013

      Re: Procore Technologies, Inc.
          Draft Registration Statement on Form S-1
          Submitted November 21, 2019
          File No. 377-02917

Dear Mr. Courtemanche:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1. Please include subscription backlog disclosure amounts as of a recent date and as of a comparable date in the preceding fiscal year. Refer to Item 101(c)(1)(viii) of Regulation S-K.

The Offering, page 11

2. Please highlight the combined voting power of the executive officers, directors, and persons holding more than five percent of your outstanding capital stock following this offering.

Risk Factors
Certain Provisions in our charter documents and under Delaware law . . ., page 42

3.   Please enhance the reference to the classified board of directors by also disclosing that no director may be removed from office except for cause and upon the approval of not less than two-thirds of the total voting power of all your outstanding voting stock.

Market and Industry Data, page 47

4.   Certain statistical information in the prospectus is based on FMI and Frost & Sullivan research reports that you commissioned. Your first reference to these reports should indicate that the underlying reports were commissioned by the company. Also, if you commissioned these reports for use in connection with this registration statement, please file consents as exhibits to the registration statement pursuant to Rule 436 of Regulation C and Section 7 of the Securities Act.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Certain Factors Affecting Our Performance, page 60

5.   You present various measures, both here and in the Prospectus Summary, on either a cumulative to-date basis or by providing a comparison of 2017 and 2019. Please revise to present comparative information for such measures for each period presented. For example, provide the number of projects, annual construction volume, number of users, customer count and number of customers with ARR greater than $100,000 for each period for which financial statements are provided.

6.   Please expand your discussion of annualized recurring revenue to clarify how you calculate such measure. For instance, specify what "point in time" is used to determine such measure and explain how subscriptions that are subject to renewal in the near future and escalated billing terms are factored into such calculations.

7.   We note that you intend to disclose the total number of users engaging with your platform and the percentage of such total that were collaborators. Since the success of building your revenue base is, in part, dependent upon converting collaborators to paying customers, tell us how you considered disclosing the number or percentage of collaborators that converted to paying customers for each period presented

Results of Operations
Comparison of the Years Ended December 31, 2017 and 2018, page 64

8.   Approximately 60% of the increase in revenue in 2018 was attributable to growth from existing customers, and such growth was driven not only by existing customers who expanded their subscriptions but also the recognition of deferred revenue associated with new subscriptions that you sold during 2017. As such, please revise to clarify the extent to which revenue increased due to existing customers expanding their use of your platform. Further, identify and quantify the factors that contributed to expansion of

existing customer subscriptions. In this regard, you state that you have historically achieved growth in existing customers' annual spend by selling additional construction volume or products as well as through price increases. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Business
Our Platform, page 86

9. You state that access to the App Marketplace is free for both your customers and third-party developers. Please clarify whether your customers incur any fees should they choose to access and use a particular app. If so, tell us whether the company earns any fees or commissions should that occur and the amount of revenue from such usage for each period presented. Also, to the extent material, please expand your disclosures to include a discussion of such arrangements and the related revenue.

Our Customers, page 95

10. Please clarify whether any organization accounted for 10% or more of your revenue in 2017 and 2018. In this regard, you state that a single organization with separate subsidiaries, segments, or divisions that subscribe to one or more of your products may represent multiple customers, as you treat each entity that is invoiced separately as a unique customer. We note that a group of customers under common control or customers that are affiliates of each other shall be regarded as a single customer for the purpose of disclosure regarding customer concentration. Refer to Item 101(c)(1)(vii) of Regulation S-K.

Executive Compensation
Fiscal Year 2019 Corporate Bonus Plan, page 106

11. You disclose that the Bonus Plan provides for payments based on the achievement of "certain corporate performance goals." Without disclosing target levels, please briefly describe the underlying corporate performance measures. Refer to Item 402(o)(5) of Regulation S-K. Also, file the plan as an exhibit to the registration statement pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

Index to Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

12. Please explain further why the report of your independent registered public accounting firm was dual dated for the effects of disclosing net loss per share information.

Notes to Consolidated Financial Statements
Note 12. Stock-based Compensation, page F-31

13.   Please provide us with a breakdown of all options and restricted stock units granted to date in fiscal 2019 and include the fair value of the underlying common stock at the date of such grants as determined by your board of directors. To the extent there were any significant fluctuations in the fair value prices from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology, underlying common stock used to value such awards as determined by your board of directors.

14.   Please clarify whether the cumulative catch-up adjustment that you intend to record upon effectiveness of this registration statement relates to both the July 2018 and September 2018 restricted stock unit grants. In this regard, it appears that these grants have different performance vesting conditions. To the extent you intend to record a catch-up adjustment for the July 2018 grants, please explain to us how you considered the continued service condition of the executives in accounting for such grants.

Exhibits

15.   Please file your credit agreement with Silicon Valley Bank as an exhibit to the registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K, or advise.

16.   We note that you will enter into employment agreements or offer letters with each of your named executive officers prior to the completion of this offering. Please file such agreements or letters as exhibits to the registration statement when available. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

General

17.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

18.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

        You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or, in his absence, Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Peter N. Mandel